UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EPIQ Systems Inc.

(Name of Issuer)

Voting Shares of Common Stock

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26882D109		Page 2 of 5 Pages

(1)	Name of reporting person St. Denis J. Villere & Company, L.L.C.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,447,816
	(8)	Shared voting power 4,375,739
	(9)	Sole dispositive power 1,447,816
	(10)	Shared dispositive power 4,375,739
(11)	Aggregate amount beneficially owned by each reporting person 5,823,555 Shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* N/A
(13)	Percent of class represented by amount in Row 9 16.22%
(14)	Type of reporting person* IA

SCHEDULE 13D

CUSIP No. 26882D109		Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of the Voting Shares of Common Stock (the “Shares”) of Epiq Systems, Inc., a Missouri corporation (the “Issuer”), whose principal executive offices are located at 501 Kansas Ave, Kansas City, KS 66105.

ITEM 2. IDENTITY AND BACKGROUND

(a) –(c) (f) The person filing this Schedule 13G is St. Denis J. Villere & Company, L.L.C., a Louisiana limited liability company (“Reporting Person”). The Reporting Person is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. The principal business office of Reporting Person is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 5,823,555 Shares reported herein by Reporting Person were acquired at an aggregate purchase price of approximately $72.6 million. Such Shares were acquired in the ordinary course of business with investment funds in accounts managed by the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The Reporting Person filed an initial Schedule 13G on August 13, 2003. The Schedule 13G was amended from time to time to reflect additional purchases and sales of stock in the ordinary course of business. The Reporting Person believes that the Common Stock at current market prices is undervalued. Representatives of the Reporting Person have, from time to time, engaged in discussions with management of the Issuer regarding, among other things, the Issuer’s business, assets, prospects and strategic alternatives and direction.

The Reporting Person is filing this Schedule 13D to supersede its previously filed Schedule 13G to report a change in its intentions. The Reporting Person believes that the Issuer should explore strategic alternatives as a means to enhance or maximize shareholder value. The Reporting Person intends to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the board of directors, other stockholders and other persons. On September 8, 2014, the Reporting Person sent a letter (dated September 5, 2014) to the Issuer urging the board of directors to consider strategic alternatives for the Issuer including taking the Issuer private. This letter is attached as Exhibit 99.1. (A copy of the earlier June 5, 2014, letter that is referenced is attached as Exhibit 99.2). In the letter, the Reporting Person announced its intention to nominate a slate of directors for election at the 2015 annual meeting of the shareholders.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at

SCHEDULE 13D

CUSIP No. 26882D109		Page 4 of 5 Pages

anytime and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Person reserves the right to change its intention with respect to any and all matters referred to in subparagraphs (a )-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, there were 35,899,726 shares of the Common Stock outstanding as of June 30, 2014.

Based on the foregoing, the 5,823,555 shares of the Common Stock (the “Subject Shares’’) beneficially owned by the Reporting Person represents approximately 16.22% of the shares of the Common Stock issued and outstanding.

(b) The Reporting Person has sole power to vote and to dispose of 1,447,816 shares and the shared power to vote and to dispose of 4,375,739 shares.

(c) Reporting Person has not entered into any transactions on behalf of itself or its clients within the last 60 days, except the following:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/23/14	(3,200)	$13.64

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1 Letter to Chairman and CEO Tom W. Olofson and copied to the members of the board of directors dated September 5, 2014.

99.2 Letter to Chairman and CEO Tom W. Olofson and independent Member of the Board of Directors W. Bryan Satterlee dated June 5, 2014.

SCHEDULE 13D

CUSIP No. 26882D109		Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member